EXHIBIT 99.1

For Immediate Release	Date: September 8, 2017
17-37-TR

Teck Named to 2017 Dow Jones Sustainability World Index

Vancouver, B.C. – For the eighth straight year, Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) has been named to the Dow Jones Sustainability World Index (DJSI), indicating that Teck’s sustainability practices are in the top 10 percent of the 2,500 largest companies in the S&P Global Broad Market Index (BMI).

“Socially- and environmentally-responsible resource development is an essential part of who we are as a company,” said Don Lindsay, President and CEO, Teck. “This ranking reflects the continued hard work our people do every day to provide the metal and mineral products the world needs in a way that maximizes community benefits and minimizes environmental impacts.”

Teck was named to both the World Index and North American Index based on an in-depth analysis of economic, social and environmental performance. Teck received the highest possible score in areas including biodiversity and social reporting, and scored the highest in the industry in talent attraction and retention, and mineral waste management.

Dow Jones contracts RobecoSAM, an investment specialist focused on sustainability investing, to compile the DJSI. The DJSI tracks the performance of global sustainability leaders, through an annual assessment of the world’s 2,500 largest public companies. Among other factors, it measures management practices surrounding economic, environmental and social criteria. For more information on the DJSI, go to http://www.sustainability-indexes.com/.

Go to www.teck.com/responsibility to learn more about Teck’s commitment to responsible resource development.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. The pursuit of sustainability guides Teck’s approach to business. Teck is building partnerships and capacity to confront sustainability challenges within the regions in which it operates and at the global level. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com